U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-28575

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K/KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q/QSB
             [ ] Form N-SAR

     For the Period Ended: December 31, 2005

     [ ]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR

     For the Transition Period Ended: ________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                         GLOBAL AIRCRAFT SOLUTIONS, INC.
                         -------------------------------
                             Full Name of Registrant

                       RENEGADE VENTURE (NEV) CORPORATION
                       ----------------------------------
                            Former Name if Applicable

                        P.O. BOX 23009, 6901 S. PARK AVE.
                        ---------------------------------
            Address of Principal Executive Office (Street and Number)

                                TUCSON, AZ 85706
                                ----------------
                            City, State and Zip Code

                                     PART II
                           RULE 12b-25(a), (b) and (c)

The Registrant makes the following representations with respect to filing this Form 12b-25:

     (a) The reasons causing the inability to file timely could not be eliminated without unreasonable effort or expense.

     (b) The subject annual report, on Form 10-KSB for the year ended December 31, 2005 will be filed on or before the 15th calendar day following the prescribed due date.

     (c) The accountant's statement required by rule 12b-25 (c) has been attached as Exhibit A.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-KSB, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant hereby represents that it is unable to file its Annual Report on Form 10-KSB for the period ended December 31, 2005 without unreasonable effort or expense. The new Auditor for the Company requires additional time to complete the preparation of the annual financial statements for 2005 to be included therein because additional time is required for the Auditor to complete its assessment of the financial statements of JetGlobal which is a limited liability company of which the Company became a 30% member in 2005 in furtherance of the Company's aircraft trading operations. The auditor's inability to complete it's audit of Company's consolidated financial statements within the necessary period of time is further evidenced by the statement of the auditor which is attached hereto as Exhibit A. The Registrant further represents that the Form 10-KSB will be filed by no later than the 15th day following the date on which the Form 10-KSB was due.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                                 Ian Herman, CFO
                                 (520) 275-6059

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

Global Aircraft Solutions, Inc. has caused this notification to be signed on its behalf by the undersigned officer, thereunto duly authorized.

Date:    March 31, 2006     Global Aircraft Solutions, Inc.

                                  By: /s/  Ian Herman
                                  Title:   C.F.O.

                                    Exhibit A





           STATEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
           ----------------------------------------------------------




As of March 31, 2006, we are unable to provide our opinion on our audit of Global Aircraft Solutions, Inc. (File No. 0-28575) as of and for the year ended December 31, 2005, to be included in Form 10-KSB due to additional time required to complete audit procedures on JetGlobal, an unconsolidated subsidiary.

/s/ Epstein, Weber & Conover P.L.C.

Scottsdale, Arizona
March 31, 2006